UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 5, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 0-27512 - CF#31858

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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2014.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22I	through June 30, 2019
Exhibit 10.22J	through June 30, 2019
Exhibit 10.23AH	through December 31, 2017
Exhibit 10.23AI	through December 31, 2017
Exhibit 10.23AK	through December 31, 2017
Exhibit 10.23AL	through December 31, 2017
Exhibit 10.23AJ	through December 31, 2017
Exhibit 10.24AI	through March 31, 2017
Exhibit 10.24AJ	through March 31 2017
Exhibit 10.24AK	through March 31, 2017
Exhibit 10.24AL	through March 31, 2017
Exhibit 10.24AM	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary